SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2003

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes ____                   No    X

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A


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This Form 6-K consists of :
          An announcement of resolutions passed at the third extraordinary general meeting for the year 2003, on December 18, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant").

                                   SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 China Petroleum & Chemical Corporation


                                 By: /s/ Chen Ge
                                    ---------------------------------------
                                 Name:Chen Ge
                                 Title: Secretary to the Board of Directors

Date: December 18, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

               ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE THIRD
               EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2003
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Sinopec Corp. and all members of the board of directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

The Ordinary Resolutions set out in the notice convening the EGM relating to on-going connected transactions were duly passed on 18 December 2003.

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The Third Extraordinary General Meeting for the year 2003 (the "EGM") of China
Petroleum & Chemical Corporation ("Sinopec Corp.") was held at Sinopec Corp.'s Offices at 6A Huixindong Street, Chaoyang District, Beijing, the People's Republic of China ("PRC") on 18 December 2003 at 9:00 a.m. Seven shareholders and authorised proxies holding an aggregate of 75,096,663,573 shares carrying voting rights of Sinopec Corp., representing 86.61% of the total voting shares of Sinopec Corp., were present at the EGM. This was in compliance with the voting requirements stipulated in the Company Law of the PRC and the provisions of the Articles of Association of Sinopec Corp. The EGM was chaired by Mr Zhang Jiaren, Director. After consideration and voting by the shareholders and authorised proxies (according to the Articles of Association of Sinopec Corp., China Petrochemical Corporation as a connected person did not participate in the voting), the following resolutions were passed at the
EGM:

Ordinary Resolutions:

1. THAT the Major On-going Connected Transactions be and are hereby approved and that the board of directors of Sinopec Corp. be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps which in its opinion may be necessary in connection with the Major On-going Connected Transactions.

      The above resolution was passed with 27,286,636,673 shares voting for the resolution and 67,455,900 shares voting against the resolution, representing 99.75% and 0.25%, respectively, of the total number of effective voting shares held (represented) by the shareholders (authorised proxies) present at the EGM.

2. THAT the De-minimus On-going Connected Transactions be and are hereby approved and that the board of directors of Sinopec Corp. be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps which in its opinion may be necessary in connection with the De-minimus On-going Connected Transactions.

      The above resolution was passed with 27,286,970,673 shares voting for the resolution and 67,131,900 shares voting against the resolution, representing 99.75% and 0.25%, respectively, of the total number of effective voting shares held (represented) by the shareholders (authorised proxies) present at the EGM.

Ms Li Liping, PRC lawyer from Haiwen & Partners, attended the EGM and issued a legal opinion that the calling of the EGM, the procedures for the holding of the EGM, the procedures for voting at the EGM and the eligibility of the persons who attended the EGM are in compliance with the relevant laws and regulations and the Articles of Association of Sinopec Corp.

According to the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A shares of Sinopec Corp. on Shanghai Stock Exchange was suspended from 18 December 2003 and will be resumed from 19 December 2003.

                                                 By Order of the Board
                                                         Chen Ge
                                           Secretary to the Board of Directors

Beijing, PRC, 18 December 2003